UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

April 26, 2013

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of March 31, 20131

Fist Quarter (Jan.-March.)	2012	2013	Variation	2013	Highlights
	(Ps. Billion)			(U.S.$Billion)

Total Sales	411.3	396.3	–3.7%	32.1	g	Total sales amounted to Ps. 396.3 billion.

Gross Income	223.3	192.4	–13.8%	15.6	g	Crude oil production averaged 2,544 thousand barrels per day (Mbd).

Operating Income	251.1	201.5	–19.7%	16.3	g	Total crude oil processing recorded an increase of 3.6%, and petroleum products output increased by 30 Mbd.

Income before Taxes and Duties	287.0	219.8	–23.4%	17.8	g	EBITDA amounted to Ps. 268.6 billion (U.S.$ 21.7 billion).

Taxes and Duties	246.6	224.2	–9.1%	18.1	g	Taxes paid amounted to Ps. 224.2 billion (U.S.$18.1 billion).

Net Loss	40.4	(4.4)		(0.4)	g	PEMEX recorded a net loss of Ps. 4.4 billion.

[1]	PEMEX is providing this report to publish its preliminary financial and operational results for the first quarter of 2013. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX’s conference call announcing its first quarter results. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on April 26, 2013. Annexes, transcripts and relevant documents related to this call can be found at www.ri.pemex.com.

PEMEX

Operating Results

PEMEX Main Statistics of Production
	First quarter (Jan.-Mar.)
	2012	2013	Change

Upstream
Total hydrocarbons (Mboed)	3,694	3,709	0.4%	15
Liquid hydrocarbons (Mbd)	2,586	2,582	–0.1%	(4)
Crude oil (Mbd)	2,540	2,544	0.1%	4
Condensates (Mbd)	46	38	–16.1%	(7)
Natural gas (MMcfd)(1)	6,380	6,463	1.3%	83
Downstream
Dry gas from plants (MMcfd)(2)	3,732	3,759	0.7%	27
Natural gas liquids (Mbd)	374	361	–3.5%	(13)
Petroleum Products (Mbd)(3)	1,343	1,373	2.2%	30.0
Petrochemical Products (Mt)	1,269	1,178	–7.1%	(90)

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and

Upstream

Crude Oil Production	Total crude oil production averaged 2,544 Mbd, an increase of 4 Mbd as compared to the first quarter of 2012. This increase was primarily due to a rise in production of light crude oil, as a result of an increase in production at the Kuil field at the Abkatún-Pol Chuc Asset in the Southwestern Marine Region, and at the Gasífero field at the Veracruz Asset of the Northern Region. Both of these fields began their production during the second half of 2012, and contributed 36 Mbd in average to total production during the first quarter of 2013.

This increase was partially offset by:

• a decrease in production of extra-light crude oil due to an increase in the fractional water flow at the Delta del Grijalva project in the Southern Region; and

•    a decrease in production of heavy crude oil due to scheduled maintenance at the production center Ku-S of the Ku-Maloob-Zaap Asset in the Northeastern Marine Region, an increase in the fractional water flow of wells, and a natural decline in production of fields in the Cantarell Asset of the Northeastern Marine Region.

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PEMEX

Natural Gas Production	Total natural gas production increased by 27 MMcfd,[2] primarily as a result of:

•      an increase in associated gas production at the Abkatún-Pol-Chuc and Litoral de Tabasco Assets in the Southwestern Marine Region, and at the Bellota Jujo and Aceite Terciario del Golfo (ATG) assets in the Southern and Northern regions, respectively.

This increase was partially offset by a scheduled reduction in drilling activities and the completion of wells in the Veracruz Asset of the Northern Region, and a natural decline in production of fields in the Macuspana-Muspac Asset of the Southern Region.

[2]	Does not include nitrogen.

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PEMEX

Gas Flaring	Gas flaring decreased by 38%, primarily due to:

• new infrastructure installed on marine platforms for the handling and transportation of gas;

• the implementation of strategies to strengthen operational reliability; and

• the implementation of strategies at Cantarell to optimize the exploitation of wells with high associated gas content.

As a result, natural gas use as a percentage of production was above 98.6% during the first quarter of 2013.

Operational Infrastructure	PEMEX has increased its use of research and technology in its drilling activities in order to improve efficiency and generate increased value, which has resulted in the following developments in the first quarter of 2013.

• The average number of operating wells increased to 9,983, an increase of 909 wells as compared to the average for the first quarter of 2012.

•      The number of operating drilling rigs decreased by 37 rigs, primarily due to a reduction of activities at the Burgos and ATG assets in the Northern Region, and at the Cinco Presidentes Asset in the Southern Region.

•      The completion of wells decreased by 3.4%, due to a decrease in development drilling activities at the Burgos, ATG and Poza Rica-Altamira projects in the Northern Region. However, and additional exploratory well was completed, highlighting the activities at the Southeastern Onshore Basins Exploration Asset.

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PEMEX

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PEMEX

Seismic Information	2D seismic data acquisition amounted to 550 km2, as a result of the two-dimensional information obtained in the Burgos project, in part aimed at the location of shale resources, as well as in the Southeastern basins, where PEMEX continues to confirm the production potential of the region.

3D seismic data acquisition amounted to 5,114 km2, as a result of the three-dimensional information obtained in the deep waters of the Gulf of Mexico, in the Southwestern Marine Region.

Discoveries	As a result of the exploratory activities carried out during the first quarter of 2013, the Chucla 1 well in the Burgos Asset confirmed the existence of hydrocarbons in the Eagle Ford formation, recording an initial production of 24 bd of crude oil and condensates and 1.9 MMcfd of gas. PEMEX continues to evaluate the production potential of shale resources in Mexico through the Chucla 1 well.

In addition PEMEX recorded an initial production of shale oil of 400 bd with an API gravity of 38°, from the Anhélido 1 well that is located in the Pimienta formation, near the state of Tamaulipas.

Reserves Replacement Rate	As of January 1 2013, the proved reserves replacement rate reached 104.3%. For further information please check the following link:

Hydrocarbon Reserves Report as of January 1, 2013.

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PEMEX

Upstream Projects

Technical Agreement with Exxon Mobil	On April 3, 2013, Pemex-Exploration and Production signed a five-year technical collaboration agreement with Exxon Mobil. The objective of this agreement is to collaborate in research, science, technology and human resources training for the exploration, drilling, production, transportation and storage of hydrocarbons.

Migration of the Nejo Block into Integrated Contracts	As a result of the new contracting plans developed by PEMEX, on March 1, 2013, amendments to the Financed Public Works Contracts program (COPF) for the development of the Nejo block in the Burgos project became effective. These amendments relate to provisions included in the Exploration and Production Integrated Contracts, such as the bonus paid per production obtained and investment recovery.

The objective of these changes is to improve procurement conditions for PEMEX and for the contractor, Iberoamericana de Hidrocarburos, who will make an estimated investment of U.S.$400 million for the development of the aforementioned block.

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PEMEX

Downstream

Crude Oil Processing	Total crude oil processing increased by 3.6%, or 44 Mbd, primarily explained by the increase of crude oil being processed at the Minatitlán refinery, due to the stabilization of operations of the plants revamped.

PEMEX’s usage of its primary distillation capacity increased by 2.7 percentage points, from 71.2% to 73.9% of its total capacity.

Production of Petroleum Products	In line with the above, total petroleum products production increased by 2.2%, or 30 Mbd, due to an increase in production of automotive gasolines, jet fuel, fuel oil and other products.

Variable Refining Margin	PEMEX’s National Refining System recorded a positive variable refining margin of U.S.$1.24 per barrel, U.S.$3.98 per barrel above the margin recorded during the first quarter of 2012. This increase is broadly explained by current favorable market conditions and the stabilization of the new plants at Minatitlán.

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PEMEX

Natural Gas Processing and Production	Natural gas processing decreased by 1.4%, in response to reduced availability of sour wet gas in the marine regions. This was partially offset by an increased supply of sweet wet gas in the Northern Region.
Condensates processing decreased by 9 Mbd, due to a decline in the supply of sour and sweet condensates in the Marine and Northern regions.

Dry gas production increased by 27 MMcfd, as a result of the injection of sweet gas from plants and tertiary gas to pipelines, while natural gas liquids production declined by 13 Mbd during the period.

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PEMEX

Petrochemicals Production	The production of petrochemical products decreased by 7.1%, primarily due to the following:

• production in the methane derivatives chain recorded a decrease of 1.8%, due to a decline in the demand for fertilizers;

• production in the ethane derivatives chain decreased by 13.8% due to maintenance works; and

• production of the propylene and derivatives chain decreased by 30.2% as a result of a temporary shutdown of operations of the acrylonitrile plant, due to limited availability of propylene.

This decrease was partially offset by:

•     an increase in production in the aromatics and derivatives chain due to the resumption of operations of plants involved in the production of aromatics, and to initial performance tests carried out at the CCR plant; and

• a production increase in other petrochemicals, including amorphous and octane-based gasolines, due to a resumption of operations in the aromatics and derivatives chains.

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PEMEX

Downstream Projects

Petroleum Coke Auction	On March 21, 2013, PEMEX carried out an online auction for partial lots of petroleum coke. This auction was the first of its kind, and PEMEX expects to generate additional income through future auctions.
This auction included 11 lots, each producing 200 daily tons. The following lots were awarded:

Winner Company	Number of Lots
García-Munté Energía de México, S. de R.L. de C.V.	4 lots
Cementos Mexicanos, S.A. de C.V.	3 lots
Cementos Apasco, S.A. de C.V.	3 lots
CYCNA de Oriente, S.A. de C.V.	1 lot

Cogeneration Plant in the Gas Processing Complex of Nuevo Pemex	Commercial operations of the electric cogeneration plant began on April 19, 2013, at the Gas Processing Center Nuevo Pemex.

This plant produces energy by transforming water into vapor, and electricity from natural gas. In addition, it supplies 190 work centers and will represent savings of more than U.S.$150 million per year for the company.
Moreover, this plant will substitute less efficient equipment at the end of its useful lifetime, thereby reducing carbon dioxide gas emissions (CO2 ) as well as maintenance costs.
The plant will produce 300 megawatts per hour, equivalent to 14% of PEMEX’s total installed electricity generation capacity.

Gas Stations	As of March 31, 2013, a total of 10,054 gas stations were recorded, an increase of 3.1% as compared to the same period of 2012.

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PEMEX

Financial Results

PEMEX Consolidated Income Statement

	First quarter (Jan.-Mar.)
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total sales	411,325	396,254	–3.7%	(15,071)	32,073
Domestic sales	203,558	214,019	5.1%	10,460	17,323
Exports	206,092	180,000	–12.7%	(26,092)	14,569
Services income	1,675	2,236	33.5%	561	181
Cost of sales	187,999	203,842	8.4%	15,843	16,499
Gross income	223,326	192,412	–13.8%	(30,914)	15,574
General expenses	26,846	31,468	17.2%	4,623	2,547
Transportation and distribution expenses	6,525	7,583	16.2%	1,058	614
Administrative expenses	20,321	23,885	17.5%	3,565	1,933
Other revenues (expenses)	54,606	40,574	–25.7%	(14,032)	3,284
IEPS accrued	55,439	34,486	–37.8%	(20,954)	2,791
Other	(834)	6,088	830.3%	6,922	493
Operating income (loss)	251,086	201,517	–19.7%	(49,569)	16,311
Comprehensive financing result	35,733	18,507	–48.2%	(17,227)	1,498
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	164	(238)	–245.3%	(402)	(19)
Income before taxes and duties	286,983	219,786	–23.4%	(67,197)	17,790
Taxes and duties	246,586	224,174	–9.1%	(22,412)	18,145
Net income	40,397	(4,388)	–110.9%	(44,785)	(355)
Other comprehensive result	(8,575)	(3,639)	57.6%	4,937	(295)
Comprehensive income (loss)	31,821	(8,027)	–125.2%	(39,848)	(650)

Sales	Sales revenues decreased by 3.7% primarily as a result of:

• a decrease of 2.5% in the volume of crude oil exports, due to a rise in domestic demand in response to an increased refining capacity;

• a decrease of 6% in the average price of the Mexican crude oil basket, from U.S.$111.42 per barrel in the first quarter of 2012, to U.S.$104.72 per barrel in the same period of 2013;

• a 3.8% appreciation of the Mexican peso against the U.S. dollar, equivalent to Ps.¢49.4, from Ps. 12.8489 during the first quarter of 2012, to Ps. 12.3546 during the same period in 2013.

• a decline of 3.6% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S.¢301.84 per gallon in the first quarter of 2012, to U.S.¢ 290.86 in the same quarter of 2013;

•      lower prices for domestic products sold were recorded, including fuel oil (10.2%), propylene (4.5%), jet fuel (4.6%) and asphalt (4.1%). Additionally, decreases in sales volumes of the following products were recorded: Magna gasoline (8.4%), diesel (2.6%), marine diesel (17.8%), fuel oil (9.6%), propylene (28.5%) and asphalt (39.3%); and

•      the previous was partially offset by higher prices for domestic products sold, including gasolines (Magna 12%, Premium 8.9%), diesel (11.7%) and industrial diesel (11.7%). Additionally, increases in sales volumes of Premium gasoline (49.8%) and industrial diesel (26.2%) were recorded.

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PEMEX

Operating Costs and Expenses	Costs of sales during the first quarter of 2013 increased by 8.4% primarily as a result of:
• a 42.2% increase in the net cost of employee benefits during the period;
• a 10% increase in personal services, as a result of adjustments made in our accounting processes for the recognition of future benefits;
• a Ps. 6.6 billion increase in liabilities provisions from accrued services; and
• an increase in costs due inventory variation, as a result of greater preservation and maintenance expenses, as well as of other operating expenses.

This increase was partially offset by a 2.5% decrease in purchases for resale, due to lower prices of hydrocarbons, and a rise in the internal production of petroleum products.

In addition, during the first quarter of 2013, general expenses, which are composed of distribution expenses and administrative expenses, increased by Ps. 4.6 billion, totaling Ps. 31.5 billion.

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PEMEX

In this context, distribution expenses increased by 16.2%, primarily due to:

• a 41.1% increase in the net cost of employee benefits during the period; and

• a 7.6% increase in personal services, as a result of adjustments made in our accounting processes for the recognition of future benefits.

Finally, administrative expenses increased by 17.5%, primarily due to:

• a 21.7% increase in the net cost of employee benefits during the period; and

• an 18% increase in personal services, as a result of adjustments made in our accounting processes for the recognition of future benefits.

This increase was partially offset by a 32.8% decrease in freight and insurance.

During the first quarter of 2013, the net cost of employee benefits recorded under the cost of sales and under general expenses increased due to adjustments to the actuarial calculation method, specifically in the discount rate at the close of fiscal year 2012.

This increase was partially offset by decreases of 7.2% in amortization expense, and 35.4% in the net cost of employee benefits during the period.

Other Revenues	Other revenues recorded a decrease of 25.7%, primarily as a result of a decrease in the accrued amount of IEPS[3] credit.

3	IEPS means Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services).

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PEMEX

Comprehensive Financing Result	During the first quarter of 2013, the comprehensive financing result amounted to Ps. 18.5 billion, primarily due to the appreciation of the Mexican peso against the U.S. dollar, from Ps. 12.8489 per dollar in the first quarter of 2012, to Ps. 12.3546 in the same quarter of 2013.

Taxes and Duties	During the first quarter of 2013, taxes and duties paid decreased 9.1%, or Ps. 22.4 billion, primarily a result of lower reference prices of the Mexican crude oil basket which decreased from U.S.$111.42 per barrel during the first quarter of 2012, to U.S.$104.72 per barrel during the same quarter of 2013.

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PEMEX

Net Income (Loss)	During the first quarter of 2013, PEMEX recorded a net loss of Ps. 4.4 billion as a result of a decline in sales revenues, an increase in costs and expenses, a decrease in the accrued amount of IEPS and a less favorable comprehensive financing result. This loss was partially offset by a decrease in taxes and duties paid.

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PEMEX

Consolidated Balance Sheet as of March 31, 2013

PEMEX Consolidated Balance Sheet

	As of Dec. 31, 2012	As of March 31, 2013	Change		As of March 31, 2013
	(Ps. MM)				(U.S.$MM)
Total assets	2,024,183	2,034,847	0.5%	10,664	164,704
Current assets	333,913	331,700	–0.7%	(2,214)	26,848
Cash and cash equivalents	119,235	111,036	–6.9%	(8,199)	8,987
Accounts, notes receivable and other	133,010	155,412	16.8%	22,402	12,579
Inventories	56,848	44,314	–22.0%	(12,534)	3,587
of products	51,951	40,141	–22.7%	(11,811)	3,249
of materials	4,896	4,173	–14.8%	(723)	338
Derivative financial instruments	9,050	5,461	–39.7%	(3,589)	442
Available-for-sale investments	15,771	15,477	–1.9%	(294)	1,253
Investment in securities	17,252	15,182	–12.0%	(2,070)	1,229
Property, plant and equipment	1,658,734	1,671,811	0.8%	13,077	135,319
Other assets	14,284	16,154	13.1%	1,871	1,308

Total liabilities	2,295,249	2,313,940	0.8%	18,691	187,294
Current liabilities	235,804	243,086	3.1%	7,282	19,676
Short-term debt	114,241	86,558	–24.2%	(27,683)	7,006
Suppliers	61,513	80,051	30.1%	18,538	6,479

Accounts and accrued expenses payable	16,068	16,944	5.4%	875	1,371

Taxes and duties payable	43,981	59,533	35.4%	15,552	4,819
Long-term liabilities	2,059,445	2,070,854	0.6%	11,409	167,618
Long-term debt	672,618	665,980	–1.0%	(6,638)	53,905
Reserve for sundry creditors and others	70,149	70,290	0.2%	141	5,689
Reserve for employee benefits	1,288,541	1,308,207	1.5%	19,666	105,888
Deferred taxes	28,138	26,377	–6.3%	(1,761)	2,135
Total equity	(271,066)	(279,093)	3.0%	(8,027)	(22,590)
Total liabilities and equity	2,024,183	2,034,847	0.5%	10,664	164,704

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PEMEX

Working Capital

As of March 31, 2013, working capital was Ps. 88.6 billion, as a result of:

•      a slight decrease of Ps. 2.2 billion, or 0.7% in current assets, primarily due to a reduction in the value of inventories; and

•      an increase of Ps. 7.3 billion , or 3.1% in current liabilities , as a result of greater outstanding payments to suppliers, and greater taxes and duties payable.

Debt	Total debt decreased by 4.4%, primarily due to a 3.8% appreciation of the Mexican peso against the U.S. dollar.

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PEMEX

Debt as of March 31, 2013
(Ps. MM)

By currency*

1.1%
18.5%
80.4%
U.S. dollars
Mexican pesos
Euros

By rate*

31.4%
68.6%
Fixed
Floating

*Includes derivative financial instruments.

Average Life*
(years)

Average
5.4
Other Currencies
0.2
MXP
2.3
USD
6.0
As of March 31, 2012

Average
6.2
Other Currencies
0.3
MXP
2.6
USD
7.0
As of March 31, 2013

*Includes Derivative Financial Instruments.

Investment Activities

Activity 1Q 2013	During the first quarter of 2013, PEMEX spent Ps. 58.5 billion, which represents 18% of total programmed investment for the year. These investments were allocated as follows:

• Ps. 53.1 billion to Pemex-Exploration and Production[4], Ps. 4.4 billion of which were allocated to exploration;

• Ps. 3.5 billion to Pemex-Refining;

• Ps. 1.1 billion to Pemex-Gas and Basic Petrochemicals;

• Ps. 0.5 billion to Pemex-Petrochemicals; and

• Ps. 0.3 billion to Petróleos Mexicanos Corporate.

[4]	Includes maintenance expenditures.

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PEMEX

Financing Activities

Capital Markets	• On January 30, 2013, Petróleos Mexicanos issued U.S.$2.1 billion of its 3.50% Notes, due in 2023; U.S.$100.0 million of these notes were allocated in the Asian market.

• On March 22, 2013, Petróleos Mexicanos reopened Ps. 2.5 billion of its Certificados Bursátiles (publicly traded notes) due 2017, at 28 days floating TIIE rate plus18 basis points.

The proceeds from these placements will be used to finance investment projects and for debt refinancing.

COPF	During the first quarter of 2013, Petróleos Mexicanos obtained U.S.$80.3 million through the COPF of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Liquidity Management	As of March 31, 2013, Petróleos Mexicanos holds liquidity management credit lines for U.S.$2.5 billion and Ps. 10.0 billion, both of which are completely available to PEMEX.

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PEMEX

PEMEX Consolidated Statements of Cash Flows

	As of March 31,				As of March 31,
	2012	2013	Change		2012
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income before income taxes	40,397	(4,388)	–110.9%	(44,785)	(355)
Activities related to investing activities	36,772	36,947	0.5%	174	2,991
Depreciation and amortization	33,436	36,639	9.6%	3,203	2,966
Profit sharing in non-consolidated subsidiaries and affiliates	164	(238)	–245.3%	(402)	(19)
Unsuccessful wells	2,860	803	–71.9%	(2,057)	65
(Gain) loss on unrealized exchange wells providing	—	(318)	0.0%	(318)	(26)
Retirement of properties, plant and equipment	312	61	–80.5%	(251)	5
Activities related to financing activities	(45,390)	(27,271)	39.9%	18,119	(2,207)
Unrealized loss (gain) from foreign exchange fluctuations	(269)	—	100.0%	269	—
Interest expense (income)	8,582	8,672	1.0%	90	702
Effect of valuation of financial instruments	(53,703)	(35,943)	33.1%	17,761	(2,909)
Subtotal	31,779	5,288	–83.4%	(26,492)	428
Funds provided by (used in) operating activities	(6,594)	43,528	760.1%	50,123	3,523
Financial instruments	(3,627)	5,259	245.0%	8,887	426
Accounts and notes receivable	(260)	(22,402)	–8524.9%	(22,143)	(1,813)
Inventories	(5,463)	12,534	329.4%	17,997	1,014
Other assets	(1,002)	(3,480)	–247.4%	(2,478)	(282)
Accounts payable and accrued expenses	(2,616)	(795)	69.6%	1,821	(64)
Taxes paid	514	15,552	2927.7%	15,039	1,259
Advances to suppliers	3,211	18,538	477.4%	15,327	1,500
Reserve for sundry creditors and others	1,000	(677)	–167.6%	(1,677)	(55)
Contributions and payments for employees benefits	2,224	19,666	784.5%	17,443	1,592
Deferred income taxes	(575)	(667)	–16.1%	(93)	(54)
Net cash flow from operating activities	25,185	48,816	93.8%	23,631	3,951
Investing activities
Exploration expenses	(2,355)	(288)	87.8%	2,067	(23)
Investment in property, plant and equipment	(37,148)	(47,622)	–28.2%	(10,474)	(3,855)
Disposal of fixed assets	—	—	0.0%	—	—
Net cash flow from investing activities	(39,502)	(47,910)	–21.3%	(8,407)	(3,878)
Cash needs related to financing activities	(14,317)	906	106.3%	15,224	73
Financing activities
Loans obtained from financial institutions	83,411	87,014	4.3%	3,603	7,043
Interest paid	(9,513)	(8,721)	8.3%	792	(706)
Principal payments on loans	(65,880)	(86,362)	–31.1%	(20,483)	(6,990)
Net cash flow from financing activities	8,018	(8,069)	–200.6%	(16,088)	(653)
Net increase in cash and cash equivalents	(6,299)	(7,163)	–13.7%	(864)	(580)
Cash and cash equiv. at the beginning of the period	114,977	119,235	3.7%	4,258	9,651
Effect of change in cash value	(223)	(1,036)	–365.6%	(814)	(84)
Cash and cash equivalents at the end of the period	108,455	111,036	2.4%	2,581	8,987

PEMEX Results Report as of March 31, 2013	21 / 23
www.pemex.com

PEMEX

Other Relevant Events

Recent Appointments	On February 26, 2013, the Ministry of Public Function announced the appointment of new heads of PEMEX’s Internal Control Body, its subsidiary entities, P.M.I. Comercio Internacional, S.A. de C.V. and the Mexican Petroleum Institute.

Petróleos Mexicanos
Antonio Domínguez Sagols - Head of the Internal Control Body

Pemex Gas and Basic Petrochemicals
Armando de Luna Ávila - Head of the Internal Control Body

Pemex Refining
Luis Alberto Ramos Padilla - Head of the Internal Control Body

Pemex Exploration and Production
Daniel Ramírez Ruiz - Head of the Internal Control Body

Pemex Petrochemicals
Alejandro Valencia López - Head of the Internal Control Body

P.M.I. Comercio Internacional, S.A. DE C.V.
Luis Fernández Tovar - Head of the Internal Control Body

Mexican Petroleum Institute
Alfredo Rivera Vázquez - Head of the Internal Control Body

Agreements with Asia	On April 8, 2013, Petróleos Mexicanos and China International United Petroleum & Chemicals Co., Ltd. (UNIPEC), a subsidiary of SINOPEC, entered into a collaboration agreement to strengthen commercial ties and enhance crude oil exports to China.

On April 8, 2013, Petróleos Mexicanos signed non-binding memorandums of understanding with China National Petroleum Corporation (CNPC), a Chinese state-owned oil and gas company, and Xinxing Cathay International Group Co. Ltd. to cooperate on technical and scientific matters.

On April 9, 2013, PEMEX signed a memorandum of understanding and collaboration with the Japanese company Mitsui Corporation, Ltd., to develop a gas pipeline that will import allow for the import of gas from the U.S. to Mexico. The gas pipeline project Tucson - Sásabe covers approximately 100 km and an estimated investment of U.S.$460 million.

Fleet Renewal	In January, March and April, 2013, PEMEX received four tankers: the Centla, the Jaguaroundi, the Texistepec and the Rarámuri, which were constructed under the highest environmental and technological standards. These vessels reduce the age of PEMEX’s fleet, currently comprised of 19 tankers, and can each store up to 302 Mb, thereby increasing the fleet’s capacity.

PEMEX Results Report as of March 31, 2013	22 / 23
www.pemex.com

PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call or send an email to ri@pemex.com.

Telephone: (52 55) 1944 9700

Voice mail: (52 55) 1944 2500 ext. 59412

Follow us at @PEMEX_RI

Rolando Galindo
rolando.galindo@pemex.com
Carmina Moreno	Arturo Limón	Cristina Pérez
carmina.moreno@pemex.com	arturo.limon@pemex.com	cristina.perez @pemex.com
Cristina Arista	Ana Lourdes Benavides	Alejandro López
delia.cristina.arista@pemex.com	ana.lourdes.benavides@pemex.com	alejandro.lopezm@pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with the Normas de Información Financiera (Mexican Financial Reporting Standards, or FRS)-formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (the Mexican Board for Research and Development of Financial Reporting Standards, or the CINIF).

•	Based on FRS B-10 “Inflation effects,” 2009 and 2012 amounts are expressed in nominal terms.

•

Based on FRS B-3 “Income Statement” and FRS C-10 “Derivative Financial Instruments and Hedging Transactions,” the financial income and cost of the Comprehensive Financing Result include the effect of financial derivatives.

•	EBITDA is a non-U.S. GAAP and non-FRS measure issued by the CINIF.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at March 31, 2013, of Ps. 12.3546 = U.S.$1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX’s reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico’s hydrocarbon reserves based on information provided by the NHC. As of the date of this report, this process is ongoing.

As of January 1, 2012, the SEC changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. In addition, we do not necessarily mean that the probable or possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at http://www.pemex.com/.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities; and

•	projected and targeted capital expenditures ; costs; commitments; revenues; liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

PEMEX Results Report as of March 31, 2013	23 / 23
www.pemex.com

Annex

PEMEX Main Statistics of Production

	First quarter (Jan.-Mar.)
	2012	2013	Change

Upstream
Total hydrocarbons (Mboed)	3,694	3,709	0.4%	15
Liquid hydrocarbons (Mbd)	2,586	2,582	–0.1%	(4)
Crude oil (Mbd)	2,540	2,544	0.1%	4
Condensates (Mbd)	46	38	–16.1%	(7)
Natural gas (MMcfd)(1)	6,380	6,463	1.3%	83
Downstream
Dry gas from plants (MMcfd)(2)	3,732	3,759	0.7%	27
Natural gas liquids (Mbd)	374	361	–3.5%	(13)
Petroleum Products (Mbd)(3)	1,343	1,373	2.2%	30
Petrochemical Products (Mt)	1,269	1,178	–7.1%	(90)

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and

PEMEX Crude Oil Production by Type

	First quarter (Jan.-Mar.)
	2012	2013	Change
Crude Oil (Mbd)	2,540	2,544	0.1%	4
Heavy	1,380	1,374	–0.4%	(5)
Light	832	844	1.4%	12
Extra-light	329	326	–1.0%	(3)
Offshore Crude Oil / Total	74.3%	74.3%

PEMEX Preliminary Results as of March 31, 2013	1 / 23
www.pemex.com

PEMEX

PEMEX Crude Oil Production by Asset

	2009	2010	2011				2012				2013
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
	(Mbd)
Total	2,601	2,576	2,573	2,560	2,528	2,550	2,540	2,545	2,546	2,561	2,544
Northeastern Marine Region	1,493	1,397	1,365	1,357	1,324	1,325	1,305	1,314	1,313	1,304	1,305
Cantarell	685	558	523	517	495	469	455	453	460	449	446
Ku-Maloob-Zaap	808	839	842	841	830	856	850	861	854	855	859
Southwestern Marine Region	518	544	556	555	554	577	583	582	586	591	586
Abkatún-Pol Chuc	305	296	295	277	265	269	264	258	269	275	281
Litoral de Tabasco	212	248	261	278	290	308	319	324	317	317	305
Southern Region	498	532	542	534	529	518	517	505	499	512	498
Cinco Presidentes	57	72	80	81	84	89	93	94	97	100	96
Bellota-Jujo	172	160	152	148	139	134	132	130	129	131	132
Macuspana-Muspac(2)	69	82	82	81	82	79	76	74	76	80	81
Samaria-Luna	200	218	228	223	224	216	216	207	196	201	190
Northern Region	93	102	110	114	121	130	136	143	148	154	155
Burgos	NA	NA	1	2	3	4	4	5	5	6	7
Poza Rica-Altamira	59	57	59	60	60	61	65	68	69	69	66
Aceite Terciario del Golfo(1)	30	41	46	49	54	62	64	67	69	74	74
Veracruz	5	5	4	3	3	3	3	3	4	5	8

(1)	The Macuspana-Muspac Asset was created in August 2011 and disclosed since 2012.
(2)	The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX Natural Gas Production and Gas Flaring

	First quarter (Jan.-Mar.)
	2012	2013	Change
Total (MMcfd)(1)	5,742	5,769	0.5%	27
Associated	3,718	3,855	3.7%	136
Non-associated	2,023	1,914	–5.4%	(109)
Natural gas flaring (MMcfd)	137	85	–38.0%	(52)
Gas flaring / total	2.4%	1.5%

(1)	Does not include nitrogen.

PEMEX Preliminary Results as of March 31, 2013	2 / 23
www.pemex.com

PEMEX

PEMEX Natural Gas Production by Asset

	2009	2010	2011				2012				2013
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
	(MMcfd)
Total(1)	7,031	7,020	6,820	6,704	6,501	6,357	6,380	6,418	6,378	6,363	6,463
Northeastern Marine Region	1,782	1,584	1,507	1,503	1,357	1,258	1,295	1,339	1,354	1,346	1,356
Cantarell	1,455	1,252	1,171	1,167	1,031	933	978	1,004	1,018	1,017	1,014
Ku-Maloob-Zaap	327	332	336	336	326	325	317	335	336	330	342
Southwestern Marine Region	1,112	1,172	1,234	1,220	1,199	1,181	1,210	1,223	1,263	1,341	1,308
Abkatún-Pol Chuc	580	594	617	576	534	510	494	503	543	555	560
Litoral Tabasco	531	578	616	644	665	671	716	720	720	786	748
Southern Region	1,600	1,765	1,728	1,697	1,674	1,672	1,661	1,660	1,664	1,625	1,596
Cinco Presidentes	69	105	117	117	118	116	117	115	115	119	120
Bellota-Jujo	261	306	303	293	268	289	293	302	302	293	309
Macuspana-Muspac(2)	591	580	569	578	577	561	550	540	545	537	528
Samaria-Luna	679	774	739	709	711	705	702	703	703	676	639
Northern Region	2,537	2,500	2,351	2,284	2,271	2,246	2,214	2,196	2,097	2,051	2,203
Burgos	1,515	1,478	1,368	1,328	1,344	1,337	1,313	1,314	1,243	1,208	1,377
Poza Rica-Altamira	133	117	114	115	117	115	118	123	119	119	112
Aceite Terciario del Golfo(3)	79	85	99	111	111	126	142	154	151	149	168
Veracruz	810	819	769	731	700	668	641	606	584	574	546

Nitrogen	496	683	653	767	663	640	639	743	752	700	694
Southern Region	—	106	105	91	88	100	106	111	109	102	85
Bellota-Jujo	—	47	37	31	26	36	34	36	36	33	24
Samaria-Luna	—	59	68	60	62	64	72	75	73	69	62
Northeastern Marine Region	496	577	548	675	575	540	533	632	643	598	609
Cantarell	496	577	548	675	575	540	533	632	643	598	609

(1)	Includes nitrogen.
(2)	The Macuspana-Muspac Asset was created in August 2011 and disclosed since 2012.
(2)	The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX Seismic Information

	First quarter (Jan.-Mar.)
	2012	2013	Change
2D (km)	682	550	–19.4%	(132)
3D (km2)	5,819	5,114	–12.1%	(705)

PEMEX Preliminary Results as of March 31, 2013	3 / 23
www.pemex.com

PEMEX

PEMEX Operating Offshore Platforms and Wells

	As of March 31,
	2012	2013	Change
Offshore platforms	239	234	–2.1%	(5)
Storage	1	1	—	—
Compression	10	10	—	—
Control and service	1	1	—	—
Linkage	13	13	—	—
Measurement	1	1	—	—
Drilling	156	155	–0.6%	(1)
Production	28	25	–10.7%	(3)
Telecommunications	6	6	—	—
Treatment and pumping	1	1	—	—
Housing	22	21	–4.5%	(1)

PEMEX Wells Drilled and Operating

	First quarter (Jan.-Mar.)
	2012	2013	Change
Wells Drilled	267	258	–3.4%	(9)
Development	264	254	–3.8%	(10)
Exploration	3	4	33.3%	1

Operating Wells	9,074	9,983	10.0%	909
Crude oil	5,714	6,632	16.1%	919
Non-Associated Gas	3,360	3,350	–0.3%	(10)

PEMEX Preliminary Results as of March 31, 2013	4 / 23
www.pemex.com

PEMEX

PEMEX Average Operating Drilling Rigs

	First quarter (Jan.-Mar.)
	2012	2013	Change

Total	186	149	–20.2%	(38)
Exploration	17	17	–4.1%	(1)
Northeast Marine Region	1	3	492.7%	2
Southwest Marine Region	3	3	–0.2%	—
South Region	8	6	–21.6%	(2)
North Region	5	4	–26.3%	(1)
Development	169	132	–21.9%	(37)
Northeast Marine Region	25	19	–24.0%	(6)
Southwest Marine Region	15	19	26.7%	4
South Region	55	40	–27.3%	(15)
North Region	74	54	–27.0%	(20)

PEMEX Crude Oil Processing

	First quarter (Jan.-Mar.)
	2012	2013	Change
Total processed (Mbd)	1,194	1,238	3.6%	44
Light Crude	677	742	9.7%	66
Heavy Crude	518	495	–4.3%	(22)
Light Crude / Total Processed	56.7%	60.0%		3.3
Heavy Crude / Total Processed	43.3%	40.0%		(3.3)
Use of primary distillation capacity	71.2%	73.9%		2.7

PEMEX Preliminary Results as of March 31, 2013	5 / 23
www.pemex.com

PEMEX

PEMEX Petroleum Products

	First quarter (Jan.-Mar.)
	2012	2013	Change
Total production (Mbd)	1,343	1,373	2.2%	30
Automotive gasolines	421	425	1.0%	4
Fuel oil	274	283	3.2%	9
Diesel	301	303	0.6%	2
LPG	205	207	1.1%	2
Jet Fuel	58	63	8.9%	5
Other(1)	84	92	9.2%	8

(1)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

As of December 31, 2012, PEMEX had 10,054 service stations.

PEMEX Natural Gas Processing and Production

	First quarter (Jan.-Mar.)
	2012	2013	Change
Natural Gas Processing (MMcfd)	4,547	4,481	–1.4%	(65)
Sour Wet Gas	3,464	3,334	–3.8%	(130)
Sweet Wet Gas	1,083	1,148	6.0%	65
Condensates Processing (Mbd)	51	43	–16.8%	(9)
Production
Dry gas from plants (MMcfd)	3,732	3,759	0.7%	27
Natural gas liquids (Mbd)	374	361	–3.5%	(13)

PEMEX Preliminary Results as of March 31, 2013	6 / 23
www.pemex.com

PEMEX

PEMEX Production of Petrochemicals

	First quarter (Jan.-Mar.)
	2012	2013	Change
Total production	1,269	1,178	–7.1%	(90)
Basic (Mt)	131	8	–93.6%	(122)
Heptane	0.001	0.283	28200.0%	0.3
Pentanes	0.5	2.4	399.2%	2
Carbon black	125	—	–100.0%	(125)
Butane	5	6	15.9%	1
Secondary (Mt)	1,138	1,170	2.8%	32
Methane Derivatives	353	347	–1.8%	(6)
Ammonia	249	248	–0.8%	(2)
Carbon dioxide	68	59	–13.4%	(9)
Methanol	35	40	13.6%	5
Ethane Derivatives	355	306	–13.8%	(49)
Vinyl chloride	69	18	–73.4%	(51)
Dichloroethane	0.02	0.01	–60.0%	(0.01)
Ethylene	1	1	–15.4%	(0.2)
Ethylene glycol	49	45	–7.7%	(4)
Impure glycol	0.3	0.8	207.8%	0.6
Pure monoethylene glycol	2	3	5.4%	0.1
Ethylene oxide	67	64	–3.5%	(2)
High density polyethylene	52	49	–7.1%	(4)
Low density polyethylene	61	73	19.4%	12
Linear low density polyethylene	53	53	–0.7%	(0.4)
Aromatics and Derivatives	10	83	702.3%	72
Aromine 100	1	0.1	–80.4%	(0.4)
Benzene	0.7	0.04	–94.6%	(0.6)
Styrene	8	26	212.5%	17
Fluxoil	0.3	1	122.1%	0.3
High octane hydrocarbon	—	31	—	31
Toluene	1	12	1749.8%	12
Xylenes	—	14	—	14
Propylene and Derivatives	129	90	–30.2%	(39)
Hydrocyanic acid	1.4	0.6	–53.7%	(0.8)
Acrylonitrile	13	7	–46.6%	(6)
Propylene	115	82	–28.1%	(32)
Other	291	344	18.4%	54

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

PEMEX Preliminary Results as of March 31, 2013	7 / 23
www.pemex.com

PEMEX

PEMEX Industrial Safety and Environmental Protection

	First quarter (Jan.-Mar.)
	2012	2013	Change

Frequency Index (Number of lost-time injuries by MMmh risk exposure)	0.52	0.82	56.9%	0.30
Severity Index (Total days lost by MMmh risk exposure)	12	21	76.0%	9
Sulfur Oxide Emissions (Mt)	124	96	–22.2%	(27)
Reused Water / Use	0.17	0.16	–7.5%	(0.01)

Note: MMmh stands for millon man-hours.

PEMEX Volume of Domestic Sales

	First quarter (Jan.-Mar.)
	2012	2013	Change
Dry natural gas (MMcfd)	3,360	3,487	3.8%	127
Petroleum products (Mbd)	1,787	1,795	0.5%	8
Automotive gasolines	796	778	–2.2%	(17)
Fuel oil	162	191	18.1%	29
Diesel	388	388	0.1%	0.3
LPG	303	298	–1.8%	(5)
Jet fuel	60	64	6.7%	4
Other	78	76	–2.8%	(2)
Petrochemical products (Mt)	1,158	990	–14.4%	(167)

PEMEX Preliminary Results as of March 31, 2013	8 / 23
www.pemex.com

PEMEX

PEMEX Volume of Exports(1)

	First quarter (Jan.-Mar.)
	2012	2013	Change
Crude oil (Mbd)	1,235	1,204	–2.5%	(31)
Maya(2)	943	962	2.0%	19
Istmo	84	97	16.3%	14
Olmeca	208	144	–30.5%	(63)
Dry natural gas (MMcfd)(3)	1.2	0.7	–41.7%	(0.5)
Petroleum products (Mbd)	187	190	1.9%	4
Fuel oil	96	76	–21.6%	(21)
LPG	0.10	0.07	–31.1%	(0.03)
Jet fuel	—	2	—	2
Naftas	80	76	–4.7%	(4)
Other	10	36	258.1%	26
Petrochemical products (Mt)	147	111	–25.0%	(37)

(1)	Transactions conducted by P.M.I.® Group.
(2)	Includes Altamira.
(3)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Volume of Imports(1)

	First quarter (Jan.-Mar.)
	2012	2013	Change
Dry natural gas (MMcfd)(2)	873	1,211	38.7%	338
Petroleum products (Mbd)	534	516	–3.3%	(17)
Automotive gasolines	389	364	–6.4%	(25)
Fuel oil	26	35	36.0%	9
Diesel	109	106	–2.7%	(3)
LPG	7	—	–100.0%	(7)
Jet fuel	2	3	53.3%	1
Naftas	—	7	—	7
Other	0.5	0.5	2.1%	0.01
Petrochemical products (Mt)	117	77	–34.4%	(40)

(1)	Transactions conducted by PMI.
(2)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Preliminary Results as of March 31, 2013	9 / 23
www.pemex.com

PEMEX

PEMEX Average Exchange Rates and Reference Data

	First quarter (Jan.-Mar.)
	2012	2013	Change
Mexican crude oil basket (U.S.$/b)	111.42	104.72	–6.0%	(6.70)
Regular gasoline in the USCGM (U.S.¢/gal)	301.84	290.86	–3.6%	(10.98)
LPG price by Decree (Ps./t)	7,115	8,011	12.6%	896
International reference LPG (Ps./t)	12,582	7,500	–40.4%	(5,082)
Natural gas (Henry Hub)(U.S.$/MMBtu)	2.46	3.49	41.8%	1.03

	As of March 31,
	2012	2013	Change
Mexican pesos per U.S. dollar (Ps. / U.S.$)	12.8489	12.3546	–3.8%	(0.49)

	Dec 31, 2012	March 31, 2013	Change
Exchange variation	13.0101	12.3546	–5.0%	(0.66)

PEMEX Preliminary Results as of March 31, 2013	10 / 23
www.pemex.com

PEMEX

PEMEX Consolidated Income Statement

	First quarter (Jan.-Mar.)
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total sales	411,325	396,254	–3.7%	(15,071)	32,073
Domestic sales	203,558	214,019	5.1%	10,460	17,323
Exports	206,092	180,000	–12.7%	(26,092)	14,569
Services income	1,675	2,236	33.5%	561	181
Cost of sales	187,999	203,842	8.4%	15,843	16,499
Gross income	223,326	192,412	–13.8%	(30,914)	15,574
General expenses	26,846	31,468	17.2%	4,623	2,547
Transportation and distribution expenses	6,525	7,583	16.2%	1,058	614
Administrative expenses	20,321	23,885	17.5%	3,565	1,933
Other revenues (expenses)	54,606	40,574	–25.7%	(14,032)	3,284
IEPS accrued	55,439	34,486	–37.8%	(20,954)	2,791
Other	(834)	6,088	830.3%	6,922	493
Operating income (loss)	251,086	201,517	–19.7%	(49,569)	16,311
Comprehensive financing result	35,733	18,507	–48.2%	(17,227)	1,498
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	164	(238)	–245.3%	(402)	(19)
Income before taxes and duties	286,983	219,786	–23.4%	(67,197)	17,790
Taxes and duties	246,586	224,174	–9.1%	(22,412)	18,145
Net income	40,397	(4,388)	–110.9%	(44,785)	(355)
Other comprehensive result	(8,575)	(3,639)	57.6%	4,937	(295)
Comprehensive income (loss)	31,821	(8,027)	–125.2%	(39,848)	(650)

PEMEX Preliminary Results as of March 31, 2013	11 / 23
www.pemex.com

PEMEX

PEMEX Financial Ratios

	First quarter (Jan.-Mar.)
	2012	2013	Change
Cost of sales / Total revenues (including negative IEPS credit)	40.3%	47.3%	7.0
D&A / Operating costs & expenses	15.6%	15.6%	0.01

Operating income (including negative IEPS credit) / Total revenues (including negative IEPS credit)	65.7%	54.8%	(10.9)

Taxes and duties / Total revenues (including negative IEPS credit)	52.8%	52.0%	(0.8)
Earnings before Interest, Taxes Depreciation and Amortization (EBITDA) / Financial cost (excludes capitalized interest)	21.5	15.4	(6.1)

PEMEX Sales and Services Revenues

	First quarter (Jan.-Mar.)
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total revenues from sales and services	411,325	396,254	–3.7%	(15,071)	32,073
Domestic sales (including negative IEPS recovery)	258,998	248,504	–4.1%	(10,493)	20,114
Domestic sales	203,558	214,019	5.1%	10,460	17,323
Dry gas	12,004	14,929	24.4%	2,925	1,208
Petroleum products (including negative IEPS recovery)	237,776	225,935	–5.0%	(11,841)	18,288
Petroleum products	182,337	191,449	5.0%	9,113	15,496
IEPS	55,439	34,486	–37.8%	(20,954)	2,791
Gasolines	87,098	94,318	8.3%	7,220	7,634
Fuel oil	20,253	16,433	–18.9%	(3,820)	1,330
Diesel	44,674	49,732	11.3%	5,058	4,025
LPG	16,363	17,798	8.8%	1,434	1,441
Jet fuel	9,408	9,479	0.8%	72	767
Other	4,541	3,690	–18.7%	(851)	299
Petrochemical products	9,218	7,641	–17.1%	(1,577)	618
Exports	206,092	180,000	–12.7%	(26,092)	14,569
Crude oil and condensates	163,587	144,400	–11.7%	(19,188)	11,688
Dry gas	2	2	–18.2%	(0.4)	0.1
Petroleum products	19,929	18,854	–5.4%	(1,076)	1,526
Petrochemical products	743	432	–41.8%	(311)	35
Other	21,830	16,313	–25.3%	(5,517)	1,320
Services revenues	1,675	2,236	33.5%	561	181

PEMEX Preliminary Results as of March 31, 2013	12 / 23
www.pemex.com

PEMEX

PEMEX Operating Costs and Expenses

	First quarter (Jan.-Mar.)
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Operating costs and expenses	214,845	235,311	9.5%	20,465	19,046
Cost of sales	187,999	203,842	8.4%	15,843	16,499
Operating expenses	21,270	30,683	44.3%	9,414	2,484
Purchases for resale	93,188	90,886	–2.5%	(2,302)	7,356
Other	73,542	82,273	11.9%	8,731	6,659
General expenses	26,846	31,468	17.2%	4,623	2,547
Transportation and distribution expenses	6,525	7,583	16.2%	1,058	614
Administrative expenses	20,321	23,885	17.5%	3,565	1,933

Net cost for the period of employee benefits	23,391	30,688	31.2%	7,298	2,484
Depreciation and amortization expenses	33,436	36,639	9.6%	3,203	2,966

“Other” includes: depreciation, amortizations, net cost for the period of employee benefits, preservation and maintenance, exploration expenses, non-successful wells, inventories variation, subsidiary entities consolidation net effect.

PEMEX Comprehensive Financing Result

	First quarter (Jan.-Mar.)
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Comprehensive financing result	35,733	18,507	–48.2%	(17,227)	1,498
Financial income	5,682	3,317	–41.6%	(2,365)	268
Financial cost	(14,329)	(17,387)	–21.3%	(3,058)	(1,407)
Exchange gain (loss)	44,381	32,577	–26.6%	(11,804)	2,637

PEMEX Preliminary Results as of March 31, 2013	13 / 23
www.pemex.com

PEMEX

PEMEX Taxes and Duties

	First quarter (Jan.-Mar.)
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total Taxes and Duties	246,586	224,174	–9.1%	(22,412)	18,145
Hydrocarbon Duties	244,518	221,978	–9.2%	(22,540)	17,967
Ordinary Hydrocarbons Duty	203,993	186,098	–8.8%	(17,895)	15,063
Hydrocarbons Duty for the Stabilization Fund	27,969	26,643	–4.7%	(1,326)	2,157
Duty for Scientific and Technological Research on Energy	2,347	2,145	–8.6%	(201)	174
Duty for Oil Monitoring	11	10	–8.6%	(1)	1
Extraordinary Duty on Crude Oil Exports	5,123	3,340	–34.8%	(1,783)	270
Special Hydrocarbons Duty	1,877	1,332	–29.1%	(546)	108
Extraction of Hydrocarbons Duty	1,698	1,498	–11.7%	(199)	121
Additional Duty on Hydrocarbons	1,393	813	–41.6%	(580)	66
Duty on Regulation and Supervision in Exploration and Exploration of Hydrocarbons	108	99	–8.6%	(9)	8
Other taxes and duties	2,068	2,195	6.2%	127	178

PEMEX Other Comprehensive Result

	First quarter (Jan.-Mar.)
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Items that can be subsequently reclassified into income	(8,575)	(3,639)	57.6%	4,937	(295)
Result on foreign exchange currency	(4,011)	(3,909)	2.5%	102	(316)
Change in valuation of financial assets available for sale	(4,564)	271	105.9%	4,835	22
Total other comprehensive result	(8,575)	(3,639)	57.6%	4,937	(295)

PEMEX Preliminary Results as of March 31, 2013	14 / 23
www.pemex.com

PEMEX

PEMEX Selected Indices

	As of March 31,
Pemex - Exploration and Production	2012	2013	Change	2013
	(Ps./boe)			(U.S.$/boe)
Total sales / Hydrocarbons production	1,040	959	(80)	84
Operating income /Hydrocarbons production	816	709	(107)	66
Net income / Hydrocarbons production	175	97	(78)	14
Taxes and duties / Operating income (%)	89%	94%	5

PEMEX Preliminary Results as of March 31, 2013	15 / 23
www.pemex.com

PEMEX

PEMEX Consolidated Balance Sheet

	As of Dec. 31,	As of March 31,
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total assets	2,024,183	2,034,847	0.5%	10,664	164,704
Current assets	333,913	331,700	–0.7%	(2,214)	26,848
Cash and cash equivalents	119,235	111,036	–6.9%	(8,199)	8,987
Accounts, notes receivable and other	133,010	155,412	16.8%	22,402	12,579
Inventories	56,848	44,314	–22.0%	(12,534)	3,587
of products	51,951	40,141	–22.7%	(11,811)	3,249
of materials	4,896	4,173	–14.8%	(723)	338
Derivative financial instruments	9,050	5,461	–39.7%	(3,589)	442
Available-for-sale investments	15,771	15,477	–1.9%	(294)	1,253
Investment in securities	17,252	15,182	–12.0%	(2,070)	1,229
Property, plant and equipment	1,658,734	1,671,811	0.8%	13,077	135,319
Other assets	14,284	16,154	13.1%	1,871	1,308

Total liabilities	2,295,249	2,313,940	0.8%	18,691	187,294
Current liabilities	235,804	243,086	3.1%	7,282	19,676
Short-term debt	114,241	86,558	–24.2%	(27,683)	7,006
Suppliers	61,513	80,051	30.1%	18,538	6,479
Accounts and accrued expenses payable	16,068	16,944	5.4%	875	1,371
Taxes and duties payable	43,981	59,533	35.4%	15,552	4,819
Long-term liabilities	2,059,445	2,070,854	0.6%	11,409	167,618
Long-term debt	672,618	665,980	–1.0%	(6,638)	53,905
Reserve for sundry creditors and others	70,149	70,290	0.2%	141	5,689
Reserve for employee benefits	1,288,541	1,308,207	1.5%	19,666	105,888
Deferred taxes	28,138	26,377	–6.3%	(1,761)	2,135
Total equity	(271,066)	(279,093)	3.0%	(8,027)	(22,590)
Total liabilities and equity	2,024,183	2,034,847	0.5%	10,664	164,704

PEMEX Preliminary Results as of March 31, 2013	16 / 23
www.pemex.com

PEMEX

PEMEX Selected Financial Indices

	As of Dec. 31,	As of March 31,
	2012	2013	Change
Property, plant and equipment / Assets	81.9%	82.2%	0.2
Debt / Total liabilities and equity	38.9%	37.0%	(2)
Working capital (Ps. MM)	98,110	88,614	(9,496)

PEMEX Consolidated Total Debt

	As of Dec. 31,	As of March 31,
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Total debt	786,859	752,538	–4.4%	(34,321)	60,912
Short-term	114,241	86,558	–24.2%	(27,683)	7,006
Long-term	672,618	665,980	–1.0%	(6,638)	53,905

Cash and cash equivalents	119,235	111,036	–6.9%	(8,199)	8,987
Total net debt	667,624	641,502	–3.9%	(26,122)	51,924

PEMEX Preliminary Results as of March 31, 2013	17 / 23
www.pemex.com

PEMEX

PEMEX Debt Maturity Profile

	As of March 31, 2013
	(Ps. MM)	(U.S.$MM)
Total debt	752,538	60,912

In Mexican pesos	140,309	11,357
2013	2,476	200
January 2014 - March 2014	333	27
April 2014 - March 2015	28,276	2,289
April 2015 - March 2016	28,154	2,279
April 2016 - March 2017	1,156	94
April 2017 and beyond	79,912	6,468

Other Currencies	612,229	49,555
2013	72,168	5,841
January 2014 - March 2014	11,580	937
April 2014 - March 2015	60,145	4,868
April 2015 - March 2016	46,224	3,741
April 2016 - March 2017	47,408	3,837
April 2017 and beyond	374,705	30,329

PEMEX Exposure of Debt Principal(1)

	As of March 31,
	2012	2013	2012	2013	2012	2013
	By currency		At fixed rate		At floating rate

Total	100.0%	100.0%	62.5%	68.6%	37.5%	31.4%
U.S. dollars	80.9%	80.4%	66.3%	74.6%	33.7%	25.4%
Mexican pesos	17.2%	18.5%	51.3%	46.9%	48.7%	53.1%
Euros	1.8%	1.1%	0.0%	0.0%	100.0%	100.0%

(1)	Includes derivative financial instruments.

PEMEX Preliminary Results as of March 31, 2013	18 / 23
www.pemex.com

PEMEX

PEMEX Derivative Financial Instruments
	As of March 31,
	2012	2013	Change	2013
	(Ps. MM)			(US$MM)
Derivative financial instruments linked to debt and assets
Face Value (Ps. MM)	3,739	(3,366)	(7,105)	(272)
Interest rate swaps	(515)	—	515	—
Cross currency swaps	2,440	(2,533)	(4,973)	(205)
Extinguishing cross currency swaps	1,862	803	(1,059)	65
Assets swaps	(48)	(1,636)	(1,588)	(132)
Mark to market (Ps. MM)	158,956	147,176	(11,781)	11,913
Interest rate swaps	8,700	—	(8,700)	—
Cross currency swaps	112,149	115,206	3,057	9,325
Extinguishing cross currency swaps	16,316	15,689	(628)	1,270
Assets swaps	21,791	16,281	(5,510)	1,318

Natural gas derivative financial instruments
Mark to market (Ps. MM)	(15)	4	19	0.3
Long swaps	(611)	(58)	553	(5)
Short swaps	596	62	(534)	5
Long options	6	17	11	1
Short options	(6)	(17)	(11)	(1)
Volume (MMBtu)	(7,456)	(531)	6,925
Long swaps	23,857,040	4,782,906	(19,074,134)
Short swaps	(23,861,286)	(4,784,157)	19,077,129
Long options	5,679,019	4,471,696	(1,207,323)
Short options	(5,682,229)	(4,470,976)	1,211,253

Volume of petroleum products derivative financial instruments
Mark to market (Ps. MM)	297	139	(159)	11
Stock market futures	62	(9)	(71)	(1)
Stock market swaps	8	154	146	12
OTC swaps	227	(6)	(233)	(0.5)
Volume (MM barrels)	(7)	(11)	(3)
Stock market futures	(3)	(1)	2
Stock market swaps	(3)	(9)	(6)
OTC swaps	(1)	(0)	1

Derivative financial instruments PMI Treasury
Mark to market (Ps. MM)	963	360	(603)	29
Interest rate swaps OTC markets	(47)	(125)	(78)	(10)
Forward exchange rate in OTC markets	28	(284)	(311)	(23)
Stock options	982	769	(213)	62
Face value (Ps. MM)	32,953	19,749	(13,204)	1,599
Interest rate swaps OTC markets	953	1,689	736	137
Forward exchange rate in OTC markets	13,639	8,462	(5,177)	685
Stock options	18,362	9,599	(8,763)	777

(1)	In 2010, asset swaps included options on shares of Repsol YPF, SA.

PEMEX Preliminary Results as of March 31, 2013	19 / 23
www.pemex.com

PEMEX

PEMEX Equity

	As of Dec. 31,	As of March 31,
	2012	2013	Change		2013
		(Ps. MM)			(U.S.$MM)
Total equity	(271,066)	(279,093)	3.0%	(8,027)	(22,590)
Certificates of contribution “A”	49,605	49,605		—	4,015
Increase in equity of Subsidiary Entities	178,731	178,731		—	14,467
Legal reserve	978	978		—	79
Surplus donation	(0.001)	0.157		0.2	0.01
Comprehensive result (loss)	(383,288)	(386,926)	0.9%	(3,639)	(31,318)
Retained earnings (accumulated losses)	(117,091)	(121,479)	3.7%	(4,388)	(9,833)
From prior years	(119,692)	(117,091)	–2.2%	2,600	(9,478)
For the year	2,600	(4,388)	–268.7%	(6,989)	(355)

PEMEX Preliminary Results as of March 31, 2013	20 / 23
www.pemex.com

PEMEX

PEMEX Consolidated Statements of Cash Flows

	As of March 31,
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income before income taxes	40,397	(4,388)	–110.9%	(44,785)	(355)
Activities related to investing activities	36,772	36,947	0.5%	174	2,991
Depreciation and amortization	33,436	36,639	9.6%	3,203	2,966
Profit sharing in non-consolidated subsidiaries and affiliates	164	(238)	–245.3%	(402)	(19)
Unsuccessful wells	2,860	803	–71.9%	(2,057)	65
(Gain) loss on unrealized exchange wells providing	—	(318)	0.0%	(318)	(26)
Retirement of properties, plant and equipment	312	61	–80.5%	(251)	5
Activities related to financing activities	(45,390)	(27,271)	39.9%	18,119	(2,207)
Unrealized loss (gain) from foreign exchange fluctuations	(269)	—	100.0%	269	—
Interest expense (income)	8,582	8,672	1.0%	90	702
Effect of valuation of financial instruments	(53,703)	(35,943)	33.1%	17,761	(2,909)
Subtotal	31,779	5,288	–83.4%	(26,492)	428
Funds provided by (used in) operating activities	(6,594)	43,528	760.1%	50,123	3,523
Financial instruments	(3,627)	5,259	245.0%	8,887	426
Accounts and notes receivable	(260)	(22,402)	–8524.9%	(22,143)	(1,813)
Inventories	(5,463)	12,534	329.4%	17,997	1,014
Other assets	(1,002)	(3,480)	–247.4%	(2,478)	(282)
Accounts payable and accrued expenses	(2,616)	(795)	69.6%	1,821	(64)
Taxes paid	514	15,552	2927.7%	15,039	1,259
Advances to suppliers	3,211	18,538	477.4%	15,327	1,500
Reserve for sundry creditors and others	1,000	(677)	–167.6%	(1,677)	(55)
Contributions and payments for employees benefits	2,224	19,666	784.5%	17,443	1,592
Deferred income taxes	(575)	(667)	–16.1%	(93)	(54)
Net cash flow from operating activities	25,185	48,816	93.8%	23,631	3,951
Investing activities
Exploration expenses	(2,355)	(288)	87.8%	2,067	(23)
Investment in property, plant and equipment	(37,148)	(47,622)	–28.2%	(10,474)	(3,855)
Net cash flow from investing activities	(39,502)	(47,910)	–21.3%	(8,407)	(3,878)
Cash needs related to financing activities	(14,317)	906	106.3%	15,224	73
Financing activities
Loans obtained from financial institutions	83,411	87,014	4.3%	3,603	7,043
Interest paid	(9,513)	(8,721)	8.3%	792	(706)
Principal payments on loans	(65,880)	(86,362)	–31.1%	(20,483)	(6,990)
Net cash flow from financing activities	8,018	(8,069)	–200.6%	(16,088)	(653)
Net increase in cash and cash equivalents	(6,299)	(7,163)	–13.7%	(864)	(580)
Cash and cash equiv. at the beginning of the period	114,977	119,235	3.7%	4,258	9,651
Effect of change in cash value	(223)	(1,036)	–365.6%	(814)	(84)
Cash and cash equivalents at the end of the period	108,455	111,036	2.4%	2,581	8,987

PEMEX Preliminary Results as of March 31, 2013	21 / 23
www.pemex.com

PEMEX

PEMEX EBITDA Reconciliation

	First quarter (Jan.-Mar.)
	2012	2013	Change		2013
	(Ps. MM)				(U.S.$MM)
Net loss	40,397	(4,388)	–110.9%	(44,785)	(355)
+ Taxes and duties	246,586	224,174	–9.1%	(22,412)	18,145
– Comprehensive financing result	35,733	18,507	–48.2%	(17,227)	1,498
+ Depreciation and amortization	33,436	36,639	9.6%	3,203	2,966
+ Net cost for the period of employee benefits	23,391	30,688	31.2%	7,298	2,484
EBITDA	308,077	268,606	–12.8%	(39,470)	21,741

PEMEX Preliminary Results as of March 31, 2013	22 / 23
www.pemex.com

PEMEX

PEMEX Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment eliminations	Total
	(Ps. MM)
First quarter (Jan.-Mar.) 2013
Total sales	320,247	192,113	49,846	9,794	293,423	(469,168)	396,254
External clients	—	173,652	33,079	7,288	180,000	—	394,018
Intersegment	320,247	17,526	16,498	2,506	112,088	(468,865)	—
Revenues from services	—	935	269	—	1,335	(303)	2,236
Depreciation and amortization	31,503	2,667	1,655	624	189	—	36,639
Cost of the reserve for employee benefits	9,746	9,966	2,366	2,957	5,654	—	30,688

Gross income (loss)	242,387	(58,026)	3,533	167	18,741	(14,390)	192,412
Operating income (loss)	236,671	(38,633)	(49)	(3,283)	6,776	35	201,517
Comprehensive financing result	17,623	(1,764)	1,129	157	1,396	(35)	18,507
Taxes and duties	221,978	—	843	9	1,343	—	224,174
Net income (loss)	32,355	(40,397)	378	(3,135)	3,980	2,431	(4,388)
Other comprehensive results	—	—	—	—	(3,639)	—	(3,639)
Comprehensive profit (loss)	32,355	(40,397)	378	(3,135)	341	2,431	(8,027)

As of March 31, 2013
Total assets	1,890,735	535,536	209,477	119,393	1,614,466	(2,334,760)	2,034,847
Current assets	596,520	297,762	102,036	78,018	610,996	(1,353,631)	331,700
Investment in securities	1,021	409	3,821	—	341,382	(331,453)	15,182
Fixed assets	1,281,603	235,678	103,112	40,902	10,518	—	1,671,811
Acquisition of fixed assets	44,638	4,140	821	1,376	106	—	51,081
Total liabilities	1,299,155	849,554	147,422	136,236	1,888,347	(2,006,775)	2,313,940
Current liabilities	187,225	380,509	24,131	6,756	990,135	(1,345,670)	243,086
Reserve for employee benefits	418,698	435,885	97,760	129,046	226,818	—	1,308,207
Equity	591,580	(314,018)	62,055	(16,843)	(273,881)	(327,985)	(279,093)

First quarter (Jan.-Mar.) 2012
Total sales	349,546	184,651	47,794	9,518	328,259	(508,442)	411,325
External clients	—	165,973	29,659	7,926	206,092	—	409,650
Intersegment	349,546	17,657	17,906	1,592	121,451	(508,152)	—
Revenues from services	—	1,020	229	—	717	(290)	1,675
Depreciation and amortization	28,047	2,604	1,936	671	177	—	33,436
Cost of the reserve for employee benefits	7,526	7,550	1,743	2,213	4,359	—	23,391

Gross income (loss)	547,691	(30,134)	227	(933)	16,558	(3)	533,406
Operating income (loss)	274,186	(30,039)	(376)	(790)	8,060	45	251,086
Comprehensive financing result	28,986	(389)	906	(147)	6,424	(48)	35,733
Taxes and duties	244,518	293	(303)	5	2,074	—	246,586
Net income (loss)	58,724	(30,720)	803	(942)	40,992	(28,460)	40,397
Other comprehensive results	—	—	—	—	(8,575)	—	(8,575)
Comprehensive profit (loss)	58,724	(30,720)	803	(942)	32,417	(28,460)	31,821

As of March 31, 2012
Total assets	2,077,630	614,156	619	131,567	2,010,815	(3,068,394)	1,766,392
Current assets	847,388	391,962	—	89,511	1,047,828	(2,128,336)	248,352
Investment in securities	863	157	819	—	335,037	(324,278)	12,597
Fixed assets	1,216,640	220,447	95,468	41,158	9,897	—	1,583,609
Acquisition of fixed assets	33,857	3,842	803	756	1,178	—	40,436
Total liabilities	1,341,755	830,896	2,516	108,991	2,185,469	(2,744,118)	1,725,510
Current liabilities	414,078	505,561	302	25,149	1,394,297	(2,118,432)	220,954
Reserve for employee benefits	280,288	285,320	1,409	83,253	151,548	—	801,818
Equity	735,875	(216,741)	24,567	22,576	(174,654)	(324,276)	67,347

Investor Relations (+52 55) 1944 - 9700 ri@pemex.com @PEMEX_RI

PEMEX Preliminary Results as of March 31, 2013	23 / 23
www.pemex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: June 7, 2013

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.